News Release	AMEX, TSX Symbol: NG

NOVAGOLD ADOPTS SHAREHOLDER RIGHTS PLAN

April 19, 2006 Vancouver – NovaGold Resources Inc. (TSX/AMEX: NG) announced today that its Board of Directors (the “Board”) has adopted a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of NovaGold. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also provides the Board with more time to fully consider an unsolicited take-over bid and, if applicable, to explore other alternatives to maximize shareholder value.

The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid Requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

The Rights Plan is not being adopted in response to any proposal to acquire control of the Company.

The Rights Plan is subject to approval by the Toronto Stock Exchange and will be presented for ratification by the shareholders at the NovaGold Annual Meeting to be held in late May, 2006. If approved by the shareholders, the Rights Plan will have an initial term of three years.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Barrick Gold, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227
Greg Johnson, Vice President	Don MacDonald, CA,
Corporate Communications and Strategic Development	Senior Vice President & CFO
E-mail: Greg.Johnson@novagold.net	E-mail: Don.MacDonald@NovaGold.net

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.